EXHIBIT 5

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

________	Email: harttrinen@aol.com
Facsimile: (303) 839-5414

(303) 839-0061

July 27, 2021

VetaNova, Inc.

335 A Josephine St.

Denver, CO 80206

By means of this prospectus:

●	the Company is offering up to 37,888,421 shares of its common stock, as well as warrants to purchase an additional 37,888,421 shares of its common stock, to certain members of VetaNova Solar Partners, LLC, and

●	certain shareholders of the Company are offering to sell up to 105,408,530 shares of the Company’s common stock which they own or which are issuable upon the exercise of warrants held by the shareholders.

We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and the applicable laws of the State of Nevada, and copy of the Registration Statement.

In our opinion,

●	the shares of common stock to be issued to certain members of VetaNova Solar Partners, LLC, when sold in the manner described in the Company’s Registration Statement, will be legally issued and these shares will represent fully paid and non-assessable shares of the Company’s common stock;

●	the warrants to be issued to certain members of VetaNova Solar Partners, LLC, when sold in the manner described in the Company’s Registration Statement, will be legally issued, fully paid and non-assessable and will be the binding obligations of the Company in accordance with the terms thereof; and

●	the shares of common stock to be offered by certain shareholders of the Company are legally issued, fully paid, and non-assessable shares of the Company’s common stock, and

●	the shares of common stock issued upon the exercise of the warrants, if exercised in accordance with their terms, will be legally issued and will represent fully paid and non-assessable shares of the Company’s common stock.

Very truly yours,

HART & HART

/s/ William T. Hart
William T. Hart